Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2016	2015	2014	2013	2012

General Electric Company and
consolidated affiliates
Earnings(a)	$8,689	$7,991	$9,769	$9,040	$8,529
Plus:
Interest and other financial charges
included in expense(b)	5,765	8,366	9,482	10,116	12,407
One-third of rental expense(c)	432	499	473	504	510

Adjusted "earnings"	$14,886	$16,856	$19,724	$19,660	$21,446

Fixed charges:
Interest and other financial charges
included in expense(b)	$5,765	$8,366	$9,482	$10,116	$12,407
Interest capitalized	35	26	25	29	28
One-third of rental expense(c)	432	499	473	504	510

Total fixed charges	$6,232	$8,891	$9,980	$10,649	$12,945

Ratio of earnings to fixed charges	2.39	1.90	1.98	1.85	1.66

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.